SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

EINSURE NETWORKS CORPORATION
(Exact Name of Registrant as Specified in its Charter)


Delaware
          95-4714549
(State or Other Jurisdiction of
(I.R.S. Employer
Incorporation or Organization)
Identification No.)


14724 Ventura Blvd. Floor 2, Sherman Oaks, CA
91403
(Address of Principal Executive Offices)
 (Zip Code)


Registrant's Telephone Number, Including Area
Code:
(818) 971-5184

Securities to be Registered Pursuant to Section
12(b) of the Act:

None

Securities to be Registered Pursuant to Section
12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)


EINSURE NETWORKS CORPORATION

FORM 10-SB

TABLE OF CONTENTS

PART I

ITEM No.

Page

Item 1.  Description of Business............1
Item 2.  Management's Discussion and Analysis
	 or Plan of Operations.....................2

Item 3.  Description of Properties..........3
Item 4.  Security Ownership of Certain Beneficial
	 Owners and Management.....................3

Item 5.  Directors, Executive Officers,
Promoters and
	 Control Persons...........................4
Item 6.  Executive Compensation.............6
Item 7.  Certain Relationships and
	 Related Transactions......................7
Item 8.  Description of
Securities..................................7
	PART II
Item 1.  Market Price of and Dividends on the
Registrant's Common Equity and Other
Shareholder Matters.........................8

Item 2.  Legal Proceedings..................9
Item 3.  Changes in and Disagreements With
	 Accountants...............................9

Item 4.  Recent Sales of Unregistered
Securities..................................9

Item 5.  Indemnification of Directors and
Officers ..................................10





PART F/S

Financial Statements.....................F/S

PART III

Item 1.  Index to Exhibits and Description of Exhibits....14
Signature Page............................1

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

eInsure Networks Corporation ("eInsure" or the "Company") was incorporated on November 25, 1998 under the laws of the State of Delaware. The Company's principal business is to provide a portal for the Insurance industry; clients, brokers and insurance agency staff, with technological advances to expand their business, increase productivity, and lower operational costs while providing better customer service. eInsure will develop the latest open architecture, standards based information technology concepts for an industry lacking the ability to process high volumes of information in a rapid manner, while maintaining data integrity and compatibility for reporting without additional data entry or manipulation. The competitive advantage lies in the ability to integrate the insurance tasks of underwriting, pricing, policy issuance, and premium accounting into a centrally maintained application interface which easily integrates into other systems.

Rating systems

eInsure will emulate the structure of current rating
systems by downloading rates and rating methodology
into distributed relational databases.   Centralizing
the rating system information will streamline data management and allow users to access information online rapidly and efficiently with basic Internet access. Rating data will be intelligently organized allowing firms to increase productivity by internally rating policies with fast user friendly applications accessible via the secured online rating system. The online rating system will store and transmit the completed policy form to the policy proposal system, and if the policy is bound, then transmit to the policy issuance system. These procedures will be automated by scaleable, distributed, reliable, and secure network applications sharing policy and rating information. eInsure will begin developing a competitive advantage by offering liability and workers compensation rating systems in an integrated, enterprise environment.


Policy Issuance system

The competitive advantage of eInsure lies in the ability to issue small premium policies efficiently.
Policy issuance will be an integrated application allowing a single point of management for brokers and agents to conduct policy transactions online via the Internet. The completed policy information will be transposed into the policy issuance system and either printed at the host location and mailed or sent back in a data file to be issued by the recipient.
Currently a website performing policy charges a 3% transaction fee of each policy issued. Current gross policy volume of this website with one carrier is approx. $70 million. The shortcoming of this system is that it will not upload accounting data to the WINS accounting system. eInsure will look into developing a robust application with the ability to transmit accounting information to the appropriate data centers and electronically collect the transaction fees.

Projects

It is imperative that eInsure integrate the entire range of policy issuance functions into applications remotely accessible via web browsers connected to the Internet. This implementation will allow companies to increase productivity, offer better customer service, and provide real-time transactions while lowering operating costs by forgoing the purchase of costly computer hardware, software, and IT staffing of a traditional client/server implementation. The concept behind eInsure is to become the Insurance industry portal for managing data and transactions utilizing the customizable applications accessible from any Internet connection, in addition to providing middleware for data transactions between legacy systems. eInsure can manage and centralize the data of insurance companies, brokers, and clients by standardizing the layers of information flow between buyers and sellers.

ITEM 2.	MANAGEMENT'S DISCUSSION AND
		ANALYSIS OR PLAN OF OPERATIONS

RESULTS OF OPERATIONS

	The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (November 25, 1998) through August 31, 1999, during the Company's development stage, the Company has a positive cash balance of $398.00, and has generated a net loss of ($9,530.00).

FINANCIAL CONDITION AND LIQUIDITY

	The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued
1,000,000 shares of Common Stock for net proceeds of $1,000.

ITEM 3.	DESCRIPTION OF PROPERTIES

	The Company's executive and administrative offices are located at 14724 Ventura Blvd, Floor 2,
Sherman Oaks, CA 91403. The Company pays no rent for use of the office and does not believe it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein. The owner of the premises, a shareholder, has agreed to continue this arrangement until such time as the Company receives profits.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

	The following table sets forth information regarding the beneficial ownership of the Company's
Common Stock as of the date hereof by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer listed in the Summary Compensation Table in Item 6 of this Form 10;
and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.




Name and Address of
Beneficial Owner



Amount of
Beneficial
Ownership



Percentage
of
Outstanding
Shares
Appletree Investment Co.,
Ltd.(1)
C/o Anglo Irish Trust
(I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1
1JE

900,000
90.00%
PageOne Business
Productions, LLC.(2)
860 Via de la Paz, Suite
E-1
Pacific Palisades, CA
90272
100,000
10.00%

(1)	Appletree Investment Company, Ltd., is a European
investment group domiciled on the Isle of Man, 69
Athol Street, Douglas, Isle of Man, 1M1 1JE.
Appletree Investment Company, Ltd. is owned by an Isle of Man trust.

(2)	PageOne Business Productions, LLC is a Delaware
Limited Liability Company, also registered to do business in California.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS,
		PROMOTERS AND CONTROL

	The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

Name
Age
Position

George A. Todt
46

Chairman of the Board of
Directors, Chief Executive
Officer, President and
Secretary
James F.
Walters
45
Vice President, Treasurer
and Chief Financial Officer

	George A. Todt has been the Chairman of the Company's Board of Directors and Chief Executive
Officer since its inception. Prior to founding the Company, Mr. Todt has been a managing member of PageOne
Business Productions, LLC, since March 1996. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries.

	From 1990 to 1995, Mr. Todt was Chief Executive
Officer of REPCO, a start-up company based in St.
Louis, Missouri, where his responsibilities included product selection, market research and implementation, from large contracts to small industrial products.
REPCO's largest project included a turn-key tire recycling plant built in Japan. Mr. Todt traveled extensively in China, Japan, India, Russia and Europe, establishing manufacturing contracts, marketing and distribution programs, and bidding on and managing government contracts. Mr. Todt also has consulted internationally on technology exchanges and rights.

	From 1989 to 1991, Mr. Todt was an
investor/director of FLEXWARE, an accounting and networking software company located in Los Angeles, which was a leader in the field of networking language for MAC, DOS, UNIX and DEC computers. Mr. Todt assisted in obtaining financing, restructuring and establishing a marketing strategy for FLEXWARE.

	In June 1986, Mr. Todt began working full-time in sales with Todt Industrial Supply, and in December
1986, he acquired the company and Todt Sheet Metal
Company (collectively, the "Todt Companies" in Cape
Girardeau, Missouri). From 1987 to 1990, Mr. Todt served as Chief Executive Officer of the Todt
Companies, reorganized the companies, implemented new marketing and sales programs, automated accounting and developed the business into eight divisions, four of which he created. Under Mr. Todt's leadership, the Todt Companies grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million.

	From 1985 to 1986, Mr. Todt served as Vice
President of Administration at HOH Water Technology,
Los Angeles, California. As Vice President, he reorganized the Company's structure, developed an engineering department, was responsible for redesigning its product, developing a marketing plan and negotiating strategic alliances with General Electric, Du Pont, and Mitsui. Eventually, he succeeded in taking HOH public.

	From 1979 to 1983, Mr. Todt was the founder and Managing Director of Todt & Associates, a marketing and investment partnership in Malibu, California, raising financing for several start-up companies and projects, developing mining and refining equipment for the precious metal industry, and setting up a sales and distribution network. In addition, Mr. Todt managed an international precious metal arbitrage company and researched a book on precious metals which spent 22 weeks on England's "best seller" list. Mr. Todt also designed, coordinated and managed three hundred employees in the construction of a $4,000,000 multi-purpose building.

	James F. Walters has served as the Vice
President, Treasurer and Chief Financial Officer of the
Company since its inception.  Mr. Walters joined
Kellogg & Andelson as an accountant in 1976, was elected a partner in 1980, was promoted to Managing
Partner in 1984, and elected Chairman of the Board of Kellogg & Andelson Accountancy Corporation in 1995. As
Chairman, Mr. Walters is currently responsible for the overall management of the 80-person firm. Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies. He continues to be an active consultant in the many phases of client business operations, such as operational control systems, general management and capital funding, servicing middle market companies in many different industries, including aerospace, mail order, entertainment, high tech, retail, import/export, graphic design, business management, plastics and publishing.

	Mr. Walters previously served as a member of the Board of Directors of Kistler Aerospace, a manufacturer of reusable rockets that deliver satellites into orbit, and was instrumental in the initial financing of that company. Mr. Walters also serves as a member of the Board of Directors of California Fitnuts, Inc., a start-up company which produces, through a patented process, nuts that have 50% less fat. In addition, Mr.
Walters has founded, owned and managed companies in the commercial photography, corporate events, auto repair and concrete molding industries.

	Mr. Walters received an M.B.A. degree from Pepperdine University (Malibu, California) in 1981, and a B.S. degree in Accounting from California State
University, Northridge (CSUN) in 1976.

	Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's Board of Directors were taken pursuant to unanimous written consents. There are no family relationships between any directors or officers of the Company.

ITEM 6.	EXECUTIVE COMPENSATION

	No director or executive officer of eInsure presently receives compensation for services rendered to the company. Payment of salaries will occur once proceeds are available for payment through financing and sufficient cash flow. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of eInsure's business.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUE

	The Company does not have an officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.

Long Term Compensation

			    Annual Compensation
(a)			(b)	(c)		(d)		(e)
Name and Principal	Year	Salary($)		Bonus($)
	Other Annual
Position
	Compensation($)


(f)			(g)		(h)		(i)
Restricted Stock		Options		LTIP
	All Other Compensations($)
Awards		SAR		Payouts($)

None.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS

	The Company's directors serve without
compensation.


ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

	In April 1999, eInsure issued 100,000 shares to PageOne Business Productions, LLC, of which George
Todt is a managing member and James Walters is the Chief Financial Officer.

ITEM 8.  	DESCRIPTION OF SECURITIES

	eInsure's Certificate of Incorporation provides for an authorized capital stock of 10,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and
100,000 shares of Preferred Stock, $.01 par value (the
"Preferred Stock").  At August 31,1999 the Company had
1,000,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.

Common Stock

	Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights.
Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

Preferred Stock

	The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption
(including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

Transfer Agent

The Company has appointed American Securities
Transfer and Trust as the transfer agent and registrar of the Common Stock.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

	The Company's Common Stock is not presently traded on an established public trading market.
Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

	The approximate number of record holders of the Company's Common Stock as of August 31,1999 was 2, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31,1999 was 1,000,000.

	The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.

ITEM 2.	LEGAL PROCEEDINGS

	There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS

	Weinberg & Company, P.A., Certified Public
Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

	In April 1999, the Company issued unregistered securities to the initial shareholders of the Company resulting in the issuance and delivery of 100,000 shares and 900,000 shares of the Company's Common Stock to PageOne Business Productions, LLC, and Appletree
Investment Company, Ltd., respectively. Such securities were issued for aggregate consideration totalling $1,000 pursuant to the exemptions from registration provided under the Delaware General
Corporation Law and the exemption provided by Section
4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

	The following table sets forth the names of the recipients and amounts received in connection with said transactions:


	Name of Stockholder		Number of Shares
of							Common Stock
Acquired

	PageOne Business		100,000
	Productions, LLC

	Appletree Investment		900,000
	Company, Ltd.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

	The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under
Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

	Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses
(including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

	Section 102(b)(7) of the DGCL permits a
corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The
Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence



PART F/S

EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF AUGUST 31, 1999


EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONTENTS




PAGE      1 - INDEPENDENT AUDITORS' REPORT

PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

PAGE      3 - STATEMENT OF OPERATIONS FOR THE
              PERIOD FROM NOVEMBER 25, 1998
              (INCEPTION) TO AUGUST 31, 1999

PAGE    4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
            DEFICIENCY FOR THE PERIOD FROM
            NOVEMBER 25, 1998, (INCEPTION)
            TO AUGUST 31, 1999

PAGE     5 - STATEMENT OF CASH FLOWS FOR THE
             PERIOD FROM NOVEMBER 25, 1998
             (INCEPTION) TO
             AUGUST 31, 1999

PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
              AUGUST 31, 1999









INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 eInsure Networks Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of eInsure Networks Corporation (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from November 25, 1998 (inception) to
August 31, 1999. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of eInsure Networks
Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from November 25, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.


                         WEINBERG & COMPANY, P.A.

Boca Raton, Florida
October 27, 1999


EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF AUGUST 31, 1999


ASSETS


Cash                                     $    398

TOTAL ASSETS                             $    398



LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

Loan payable  related party             $  8,428
Accrued expenses                              500

     Total Liabilities                      8,928


STOCKHOLDERS' DEFICIENCY

 Preferred Stock, $.01 par value, 100,000
  shares authorized,  issued and outstanding    -
 Common Stock, $.001 par value, 10,000,000
  shares authorized, 1,000,000 issued and
  outstanding                               1,000
 Accumulated deficit during development
  stage                                   (9,530)

 Total Stockholders' Deficiency           (8,530)

TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                              $    398







See accompanying notes to financial statements.
	2

EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 25, 1998
(INCEPTION) TO AUGUST 31, 1999






Income                                    $   -


Expenses

 Accounting fees                              500
 Bank service fees                             60
 Legal fees                                 7,000
 Licenses, fees and permits                   362
 Office expense                             1,208
 Transfer agent fees                          400


NET LOSS                                  (9,530)























See accompanying notes to financial statements.
3


EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD FROM NOVEMBER 25, 1998
(INCEPTION) TO AUGUST 31, 1999




                              Deficit
                  Additional   Accumulated
          Common  Paid-In      During Devel-
          Stock   Capital      opment Stage Total


Common
stock
issuance  $ 1,000   $   -       $    -    $ 1,000

Net loss
for the
period
ended
August
31, 1999      -          -        (9,530) (9,530)


BALANCE AT
AUGUST
31, 1999   $ 1,000   $   -     $ (9,530) $(8,530)


















See accompanying notes to financial statements.
4

EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
 FOR THE PERIOD FROM NOVEMBER 25, 1998
(INCEPTION) TO AUGUST 31, 1999


CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                                 (9,530)
 Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:                      -

  Accrued expenses                            500

 Net cash used by
  operating activities                    (9,030)

CASH FLOWS FROM INVESTING
 ACTIVITIES                                   -


CASH FLOWS FROM FINANCING
 ACTIVITIES:

  Loan payable  related party              8,428
  Proceeds from issuance
   of common stock                          1,000

 Net cash provided by
  financing activities                      9,428

INCREASE IN CASH AND
 CASH EQUIVALENTS                             398

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                          -


CASH AND CASH EQUIVALENTS -
 END OF PERIOD                              $ 398




See accompanying notes to financial statements.
5







EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Business Operations

eInsure Networks Corporation (a development stage company) ("the Company") was incorporated in Delaware on November 25, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.
The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

B.  Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.  Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

D.  Income Taxes
The Company accounts for income taxes under the
Financial Accounting Standards Board of Financial
Accounting Standards No. 109, "Accounting for Income
Taxes" ("Statement 109").  Under Statement 109,
deferred tax assets and liabilities are recognized for
the future tax consequences attributable  to
differences between the financial statement carrying
amounts of existing assets and liabilities and their
respective tax basis.  Deferred tax assets and
liabilities are measured using enacted tax rates
expected to apply to taxable income in the years in
which those temporary differences are expected to be
recovered or settled. Under Statement 109, the effect
on deferred tax assets and liabilities of a change in
tax rates is recognized in income in the period that
includes the enactment date.  There were no current or
deferred income tax expense or benefits due to the
Company not having any material operations for the
period ending August 31, 1999.
6

EINSURE NETWORKS CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999

NOTE 2 - STOCKHOLDERS' DEFICIENCY

A.  Preferred Stock

The Company is authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors. No preferred shares have been issued as of August
31, 1999.

B.  Common Stock

The Company is authorized to issue 10,000,000 shares of common stock at $.001 par value. The
Company issued 900,000 and 100,000 shares to AppleTree Investment Company, Ltd. and PageOne
Business Productions, LLC, respectively.

NOTE 3  LOAN PAYABLE  RELATED PARTY

The loan payable related party is a non-interest bearing loan payable to PageOne
Business Productions, LLC arising from funds advanced to the Company.









7

PART III

ITEM 1.	INDEX TO EXHIBITS


Description					      Page

3.1	Certificate of Incorporation.......a
3.3       Bylaws.......................j
B. Consent of Weinberg & Company, P.A.,
            Independent CertifiedPublic
Accountants....w
24.1	Power of Attorney.................x


SIGNATURES


	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

						EINSURE NETWORKS
CORPORATION,


			By:_______________________________
			Timothy Hipsher, President

	In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

		Signature                         Title	        Date

______________     Chairman, Board of Directors
             , 1999
George A. Todt        and Chief Executive Officer
			                 (Principal Executive Officer)

______________     President and Director	         _________, 1999
Timothy Hipsher


                                 Vice President,
Treasurer, Chief ________, 1999
James F. Walters     Financial Officer and Director
			               (Principal Accounting Officer)

_______________                 Secretary	       _________, 1999
Mary Elizabeth Rowbottom

_______________________
Mary Elizabeth Rowbottom
Power of Attorney


EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

EINSURE NETWORKS CORPORATION


FIRST:	The name of this corporation is:
			EInsure Networks Corporation

SECOND:  The name and address of the Corporation's
Registered Agent is:

			Corporate Creations Enterprises, Inc.
			686 North Dupont Boulevard #302
			Milford DE   19963
			Kent County

THIRD:	The purpose of the Corporation is to conduct or
promote any lawful business or purposes.

FOURTH: The Corporation shall have the authority to issue 10,000,000 shares of common stock, par value $.01 per share. In addition, the Corporation shall have the authority to issue 100,000 shares of preferred stock, par value $.01 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.
The holders of common stock shall have the preemptive right to subscribe to any or all additional issues of common stock of the Corporation, or to any or all securities of the Corporation convertible into such stock.

FIFTH:	The directors shall be protected from personal
liability to the fullest extent permitted by law.

SIXTH:	The name and address of the incorporator is:

			Corporate Creations International Inc.
			941 Fourth Street #200
			Miami Beach, FL   33139

SEVENTH: This Certificate of Incorporation shall become effective on the date shown below.


/s/ Greg K. Kuroda

CORPORATE CREATIONS INTERNATIONAL INC.
Greg K. Kuroda, Vice President

Date: September 15, 1998




EXHIBIT 3.3

BY-LAWS

OF

EINSURE NETWORKS CORPORATION,
A Delaware Corporation

(Adopted as of November 25, 1998)

ARTICLE I
OFFICES

  Section 1.	Registered Office. The registered office of EINSURE NETWORKS
CORPORATION (the "Corporation") in the State of Delaware shall be located at 1013 Centre Road, in the City of Wilmington, Delaware, County of New Castle, 19805. The name of the Corporation's registered agent at such address shall be Corporation
Service Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

	Section 2.	Other Offices. The Corporation may also
have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

	Section 1.	Annual Meeting. An annual meeting of the
stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the Corporation or at such other time specified by the Board of Directors for the purpose of electing
Directors and conducting such other proper business as may come before the annual meeting. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of
ARTICLE II hereof.

	Section 2.	Special Meetings. Special meetings of the
stockholders may only be called in the manner provided in the Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation").

	Section 3.	Place of Meetings. The Board of Directors
may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation. If for any reason any annual meeting shall not be held during any year, the business thereof may be transacted at any special meeting of the stockholders.


	Section 4.	Notice. Whenever stockholders are required
or permitted to take action at a meeting, written or printed notice stating the place, date, time and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United
States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

	Section 5.	Stockholders List. The officer having
charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

	Section 6.	Quorum. The holders of a majority of the
outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

	Section 7.	Adjourned Meetings. When a meeting is
adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


	Section 8.	Vote Required. When a quorum is present,
the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless (i) by express provisions of an applicable law or of the Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case
Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

	Section 9.	Voting Rights. Except as otherwise provided
by the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Corporation or any amendments thereto or these By-laws, every stockholder shall at every meeting of the stockholders be entitled to (i) one vote in person or by proxy for each share of common stock held by such stockholder.

	Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

	Section 11.	Business Brought Before an Annual Meeting. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified
in the notice of meeting (or any supplement thereto)
given by or at the direction of the Board of Directors,
(ii) brought before the meeting by or at the direction
of the Board of Directors or (iii) otherwise properly
brought before the meeting by a stockholder. For
business to be properly brought before an annual
meeting by a stockholder, the stockholder must have
given timely notice thereof in writing to the secretary
of the Corporation. To be timely, a stockholder's
notice must be delivered to or mailed and received at
the principal executive offices of the Corporation, not
less than 60 days nor more than 90 days prior to the
meeting;provided, however, that in the event that less
than 70 days' notice or prior public announcement of
the date of the meeting is given or made to
stockholders, notice by the stockholder to be timely
must be so received not later than the close of
business on the 10th day following the date on which
such notice of the date of the annual meeting was
mailed or such public announcement was made. A
stockholder's notice to the secretary shall set forth
as to each matter the stockholder proposes to bring
before the annual meeting (i) a brief description of
the business desired to be brought before the annual
meeting, (ii) the name and address, as they appear on
the Corporation's books, of the stockholder proposing
such business, (iii) the class and number of shares of
the Corporation which are beneficially owned by the
stockholder and (iv) any material interest of the
stockholder in such business. Notwithstanding anything
in these By-laws to the contrary, no business shall be
conducted at an annual meeting except in accordance
with the procedures set forth in this section. The
presiding officer of an annual meeting shall, if the
facts warrant, determine and declare to the meeting
that business was not properly brought before the
meeting and in accordance with the provisions of this
section; if he should so determine, he shall so declare
to the meeting and any such business not properly
brought before the meeting shall not be transacted. For
purposes of this section, "public announcement" shall
mean disclosure in a press release reported by Dow
Jones News Service, Associated Press or a comparable
national news service. Nothing in this section shall be
deemed to affect any rights of stockholders to request
inclusion of proposals in the Corporation's proxy
statement pursuant to Rule 14a-8 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE III
DIRECTORS

	Section 1.	General Powers. The business and affairs of
the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Certificate of Incorporation and these By-laws.

	Section 2.	Number, Election and Term of Office.
Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors shall be fixed at one (1), and hereafter such number shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Certificate of Incorporation of the Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Certificate of Incorporation.

	Section 3.	Removal and Resignation. No Director may be
removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of Directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of the Certificate of Incorporation (it being understood that any references to the Certificate of Incorporation shall include any duly authorized certificate of designation) to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any Director may resign at any time upon written notice to the Corporation.

	Section 4.	Vacancies. Vacancies and newly created
directorships resulting from any increase in the total number of Directors may be filled only in the manner provided in the Certificate of Incorporation.

	Section 5.	Nominations.

		(a)	Only persons who are nominated in
accordance with the procedures set forth in these By-laws shall be eligible to serve as Directors.
Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors, or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with the notice procedures set forth below in Section 5(b).

		(b)	In order for a stockholder to nominate a
person for election to the Board of Directors of the Corporation at a meeting of stockholders, such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting;
provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.
Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act
(including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and
(iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

		(c)	No person shall be eligible to serve as a
Director of the Corporation unless nominated in accordance with the procedures set forth in this section. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a Director must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section.

	Section 6.	Annual Meetings. The annual meeting of the
Board of Directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders.

	Section 7.	Other Meetings and Notice. Regular
meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors.
Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a Director) or, upon the written request of at least a majority of the Directors then in office, the secretary of the Corporation on at least 24 hours notice to each Director, either personally, by telephone, by mail or by telecopy.

	Section 8.	Chairman of the Board, Quorum, Required
Vote and Adjournment. The Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Certificate of Incorporation or these By-laws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

	Section 9.	Committees. The Board of Directors may, by
resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which to the extent provided in such resolution or these By-laws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law. The
Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

	Section 10.	Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of
Directors designating such committee.
Unless otherwise provided in such a resolution, the
presence of at least a majority of the members of the
committee shall be necessary to constitute a quorum.
Unless otherwise provided in such a resolution, in the
event that a member and that member's alternate, if
alternates are designated by the Board of Directors, of
such committee is or are absent or disqualified, the
member or members thereof present at any meeting and
not disqualified from voting, whether or not such
member or members constitute a quorum, may unanimously
appoint another member of the Board of Directors to act
at the meeting in place of any such absent or
disqualified member.

	Section 11.	Communications Equipment. Members of the Board of Directors or
any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all
persons participating in the meeting can hear and speak
with each other, and participation in the meeting
pursuant to this section shall constitute presence in
person at the meeting.

	Section 12.	Waiver of Notice and Presumption of Assent. Any member of the
Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose
of objecting at the beginning of the meeting to the
transaction of any business because the meeting is not
lawfully called or convened. Such member shall be
conclusively presumed to have assented to any action
taken unless his or her dissent shall be entered in the
minutes of the meeting or unless his or her written
dissent to such action shall be filed with the person
acting as the secretary of the meeting before the
adjournment thereof or shall be forwarded by registered
mail to the secretary of the Corporation immediately
after the adjournment of the meeting. Such right to
dissent shall not apply to any member who voted in
favor of such action.

	Section 13.	Action by Written Consent. Unless otherwise restricted by the
Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of
such board or committee, as the case may be, consent
thereto in writing, and the writing or writings are
filed with the minutes of proceedings of the board or
committee.

ARTICLE IV
OFFICERS

	Section 1.	Number. The officers of the Corporation
shall be elected by the Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a chief financial officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion,the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

	Section 2.	Election and Term of Office. The officers
of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as convenient.Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

	Section 3.	Removal. Any officer or agent elected by
the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

	Section 4.	Vacancies. Any vacancy occurring in any
office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors.

	Section 5.	Compensation. Compensation of all executive
officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided, however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the unanimous vote of the Board of Directors.

	Section 6.	Chairman of the Board. The chairman of the
board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these By-laws.

	Section 7.	Vice-Chairman of the Board. Whenever the
chairman of the board is unable to serve, by reason of sickness, absence, or otherwise, the vice-chairman shall have the powers and perform the duties of the chairman of the board. The vice-chairman shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the board of directors or these By-laws.

	Section 8.	Chief Executive Officer. The chief
executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policymaking officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these By-laws. The chief executive officer is authorized to execute bonds,mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president.

	Section 9.	The President. The president of the
Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these By-laws.

	Section 10.	Vice-Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of
Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and
be subject to all the restrictions of the president.
The vice-presidents shall also perform such other
duties and have such other powers as the Board of
Directors, the chairman of the board, the chief
executive officer, the president or these By-laws may,
from time to time, prescribe. The vice-presidents may
also be designated as executive vice-presidents or
senior vice-presidents, as the Board of Directors may
from time to time prescribe.

	Section 11.	The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be
kept for that purpose or shall ensure that his or her
designee attends each such meeting to act in such
capacity. Under the chairman of the board's
supervision, the secretary shall give, or cause to be
given, all notices required to be given by these By-
laws or by law; shall have such powers and perform such
duties as the Board of Directors, the chairman of the
board, the chief executive officer, the president or
these By-laws may, from time to time, prescribe; and
shall have custody of the corporate seal of the
Corporation. The secretary, or an assistant secretary,
shall have authority to affix the corporate seal to any
instrument requiring it and when so affixed, it may be
attested by his or her signature or by the signature of
such assistant secretary. The Board of Directors may
give general authority to any other officer to affix
the seal of the Corporation and to attest the affixing
by his or her signature. The assistant secretary, or if
there be more than one, any of the assistant
secretaries, shall in the absence or disability of the
secretary, perform the duties and exercise the powers
of the secretary and shall perform such other duties
and have such other powers as the Board of Directors,
the chairman of the board, the chief executive officer,
the president, or secretary may, from time to time,
prescribe.

	Section 12.	The Chief Financial Officer. The chief financial officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law
or generally accepted accounting principles; shall
deposit all monies and other valuable effects in the
name and to the credit of the Corporation as may be
ordered by the chairman of the board or the Board of
Directors; shall cause the funds of the Corporation to
be disbursed when such disbursements have been duly
authorized, taking proper vouchers for such
disbursements; and shall render to the Board of
Directors, at its regular meeting or when the Board of
Directors so requires, an account of the Corporation;
shall have such powers and perform such duties as the
Board of Directors, the chairman of the board, the
chief executive officer, the president or these By-laws
may, from time to time, prescribe. If required by the
Board of Directors, the chief financial officer shall
give the Corporation a bond (which shall be rendered
every six years) in such sums and with such surety or
sureties as shall be satisfactory to the Board of
Directors for the faithful performance of the duties of
the office of chief financial officer and for the
restoration to the Corporation, in case of death,
resignation, retirement or removal from office of all
books, papers, vouchers, money and other property of
whatever kind in the possession or under the control of
the chief financial officer belonging to the
Corporation.

	Section 13.	Other Officers, Assistant Officers and Agents. Officers,
assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

	Section 14.	Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by
resolution delegate the powers and duties of such
officer to any other officer or to any Director, or to
any other person selected by it.

ARTICLE V
CERTIFICATES OF STOCK

	Section 1.	Form. Every holder of stock in the
Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the Corporation or its employee, the signature of any such chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

	Section 2.	Lost Certificates. The Board of Directors
may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed.
When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

	Section 3.	Fixing a Record Date for Stockholder
Meetings. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

	Section 4.	Fixing a Record Date for Other Purposes. In
order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

	Section 5.	Registered Stockholders. Prior to the
surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

	Section 6.	Subscriptions for Stock. Unless otherwise
provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI
GENERAL PROVISIONS

	Section 1.	Dividends. Dividends upon the capital stock
of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose, and the Directors may modify or abolish any such reserve in the manner in which it was created.

	Section 2.	Checks, Drafts or Orders. All checks,
drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

	Section 3.	Contracts. In addition to the powers
otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

	Section 4.	Loans. The Corporation may lend money to,
or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

	Section 5.	Fiscal Year. The fiscal year of the
Corporation shall be fixed by resolution of the Board of Directors.

	Section 6.	Corporate Seal. The Board of Directors may
provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

	Section 7.	Voting Securities Owned By Corporation.
Voting securities in any other Corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice-president, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.


	Section 8.	Inspection of Books and Records. The Board
of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

	Section 9.	Section Headings. Section headings in these
By-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

	Section 10.	Inconsistent Provisions. In the event that any provision of these
By-laws is or becomes inconsistent with any provision of the Certificate of
Incorporation, the General Corporation Law of the State of Delaware or any
other applicable law, the provision of
these By-laws shall not be given any effect to the
extent of such inconsistency but shall otherwise be
given full force and effect.

ARTICLE VII
AMENDMENTS

	In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these By-laws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these By-laws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal; provided, however, that
Section 11 of ARTICLE II and Sections 2, 3, 4 and 5 of
ARTICLE III and this ARTICLE VII of these By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal.

EXHIBIT 23.1


CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT








We hereby consent to the use in the Form 10-SB
Registration Statement of eInsure Networks
Corporation, our report as of August 31, 1999 and for the period from November 25, 1998 (inception) to August 31, 1999 dated October 27, 1999 relating to the financial statements of eInsure Networks Corporation which appear in such Form 10-SB.








 WEINBERG & COMPANY,P.A.
Certified Public Accountants



Boca Raton, Florida
November 5, 1999

EXHIBIT 24.1

POWER OF ATTORNEY

	The undersigned director or officer of EINSURE
NETWORKS CORPORATION, a Delaware corporation (the
"Company"), does hereby constitute and appoint George
A. Todt and James F. Walters, and each of them, with full power of substitution and resubstitution, as his or her true and lawful attorney(s) to do any and all things, and to execute any and all instruments, which said attorney(s) and agent(s) may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under the Securities
Exchange Act of 1934, as amended, of shares of capital stock of the Company, including specifically, but without limiting the generality of the foregoing, the power and authority to sign the name of the undersigned in the capacities indicated below to the Registration
Statement on Form 10, and any and all amendments thereto on Form 8, to be filed for such registration.

	Signature                         Title	        Date

______________     Chairman, Board of Directors
          , 1999
George A. Todt        and President and Secretary
			                 (Principal Executive Officer)

                                 Vice President,
Treasurer,         ________, 1999
James F. Walters      and Chief Financial Officer
			                (Principal Accounting Officer)







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